EXHIBIT 99.1

Gentium Reports First Quarter Financial Results

  Defibrotide usage increased by 32% to EUR 6.49 million (US$ 8.31 million).
  Product sales of EUR 7.54 million (US$ 9.65 million) for the three month period ended March 31, 2013, recording an increase of 33%.
  Cash flow positive and stronger cash position.
  Non-GAAP Adjusted EBITDA of EUR 1.64 million (US$ 2.10 million).

VILLA GUARDIA (COMO), Italy, May 14, 2013 (GLOBE NEWSWIRE) --Gentium S.p.A. (Nasdaq:GENT) (the "Company") today reported financial results for the quarter ended March 31, 2013. The Company reports its financial and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On March 31, 2013, EUR 1.00 = $1.28.

"We are pleased to report that Defibrotide usage increased by 32% and by 15%, respectively, when compared to the prior-year period and to the fourth quarter of 2012. Defibrotide demand outside the US continue to remain strong, representing 93% of the Defibrotide total product sales for the three month period ended March 31, 2013. The Company continues to be cash flow positive and profitable," stated Salvatore Calabrese, SVP & Chief Financial Officer of Gentium S.p.A.

"We are pleased that Defibrotide continues to be made available to patients around the world through our named-patient and cost recovery programs and our distribution partnerships allow easier and faster access for the treating physicians. We continue to explore additional partnerships for the distribution of Defibrotide in new countries where it is currently unavailable," stated Dr. Khalid Islam, Chairman and Chief Executive Officer of the Company. "On the regulatory front, we recently requested a re-examination of the negative opinion adopted by the European Medicines Agency's Committee for Medical Products for Human Use, the appeal process is expected to be completed in Q3 2013. We continue to work closely with the FDA towards a resubmission of our NDA, and expect to file in 2013."

Financial Highlights

For the first quarter ended March 31, 2013 compared to the first quarter of the 2012:

  Product sales were EUR 7.54 million compared to EUR 5.65 million, recording an increase of EUR 1.89 million or 33%. Defibrotide net sales through the named-patient and cost recovery programs amounted to EUR 6.49 million compared to EUR 4.93 million in 2012, an increase of EUR 1.56 million or 32%. Sales of the Company's active pharmaceutical ingredients (API) amounted to EUR 1.05 million compared to EUR 0.72 million, an increase of EUR 0.33 million or 46%.
  Total revenues were EUR 8.10 million compared to EUR 5.66 million.
  Operating costs and expenses increased to EUR 7.34 million compared to EUR 6.31 million.
  Research and development expenses, which are included in operating costs and expenses, were EUR 3.36 million compared to EUR 2.17 million.
  Sales and general and administrative expenses, which are also included in operating costs and expenses, were EUR 2.95 million compared to EUR 3.01 million.
  Operating income was EUR 0.76 million compared to an operating loss of EUR (0.65) million.
  Pre-tax income was EUR 0.81 million compared to a pre-tax loss of EUR (0.67) million.
  Net income was EUR 0.79 million compared to a net loss of EUR (0.91) million.
  Basic and diluted net income/(loss) per share was a basic and diluted net income per share of EUR 0.05 compared to a basic and diluted net loss per share of EUR (0.06), respectively.

Cash and cash equivalents were EUR 13.37 million as of March 31, 2013 compared to EUR 12.49 million at December 31, 2012.

Operating Results

Total product sales for the three-month period ended March 31, 2013 were EUR 7.54 million compared to EUR 5.65 million for the same period in 2012, an increase of EUR 1.89 million or 33%. The increase was primarily due to the higher volume of Defibrotide distributed through the named-patient program, which can be partially attributed due to an increased awareness of Defibrotide and, a decrease in service fees associated with the named-patient program managed by one of our European partners.

For the three-month period ended March 31, 2013, named-patient and cost recovery program sales amounted to EUR 6.49 million, compared to EUR 4.93 million for the same period in 2012, recording an increase of EUR 1.56 million or 32%. Sales from the named-patient and cost recovery programs are net of EUR 0.15 million and EUR 1.04 million, respectively, in distribution fees.

Product sales also include sales of the Company's APIs, which were EUR 1.05 million for the three-month period ended March 31, 2013 compared to EUR 0.72 million for the same period in 2012, recording an increase of EUR 0.33 million or 46%. The increase was primarily due to higher volumes of sales in the sulglicotide API business due to higher demand of this API compared to prior year offset by a slight decrease in demand of urokinase API business.

Other revenues were EUR 0.57 million for the three-month period ended March 31, 2013 compared to nil for the same period in 2012. In 2013, other revenues included reimbursement of activities that were eligible for reimbursement from Sigma-Tau Pharmaceuticals Inc. under a cost sharing agreement entered with the Company in May 2012, which amounted to EUR 0.47 million as of March 31, 2013.

Cost of goods sold was EUR 0.73 million for the three-month period ended March 31, 2013 compared to EUR 0.83 million for the same period in 2012. Cost of goods sold as a percentage of product sales was 10% for the three-month period ended March 31, 2013 compared to 15% for the same period in 2012. Contributing to the variance was a write-off of some APIs which were reserved in prior year and determined the release of an inventory reserve of EUR 0.17 million, and a slight increase in margin in sulglicotide due to renegotiation of the sale price.

The Company incurred research and development expenses of EUR 3.36 million for the three-month period ended March 31, 2013 compared to EUR 2.17 million for the same period in 2012, an increase of EUR 1.19 million or 55%. These expenses were primarily attributed to the development of Defibrotide to treat and prevent VOD. The increase from the comparable period in 2012 is attributed to the engagement of contract research organizations and outside scientific consultants to assist the Company in addressing issues raised by the U.S. Food and Drug Administration (FDA) offset by a decrease in regulatory consultants expenses and activities associated with the European Medicines Agency's (EMA) regulatory review process. Also contributing to the variance was an increase in headcounts and consequently in personnel costs.

General and administrative expenses were EUR 1.98 million for the three-month period ended March 31, 2013 compared to EUR 1.81 million for the same period in 2012, a slight increase of EUR 0.17 million or 9%. The increase from the comparable period in 2012 is primarily due to increase in headcounts and consequently in personnel costs, as well as legal and corporate expenses. Also contributing to the variance was an increase in stock-based compensation expenses.

Sales and marketing expenses were EUR 0.98 million for the three-month period ended March 31, 2013 compared to EUR 1.21 million for the same period in 2012, a decrease of EUR 0.23 million or 19%. Sales and marketing expenses refer mainly to payroll and payroll related costs, market research, consultancy, travel and stock based-compensation expenses. The decrease from the comparable period in 2012 is mainly due to decrease in headcounts and reorganization of some internal resources and activities.

The Company's net income was EUR 0.74 million for the three-month period ended March 31, 2013 compared to a net loss of EUR 0.91 million for the same period in 2012. The difference was primarily due to an increase in the volume of Defibrotide sold through the named-patient program, a slight increase in API sales and other income and revenues under the cost sharing agreement entered into with Sigma-Tau. Also contributing to the variance there was an increase in research and development expenses and general and administrative expenses offset by a decrease in sales and marketing and income tax expenses.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the EMA both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

GENTIUM S.p.A.
CONSOLIDATED BALANCE SHEETS

In thousands, except share	As of December 31,	As of March 31,
	2012	2013
		(unaudited)
ASSETS
Cash and cash equivalents	€ 12,485	€ 13,373
Accounts receivable	4,870	5,618
Accounts receivable from related parties, net of allowance of €765 as of December 31, 2012 and March 31, 2013	216	507
Inventories, net of allowance of €332 and €159 as of December 31, 2012 and March 31, 2013	1,990	2,673
Prepaid expenses and other current assets	1,428	2,237
Total Current Assets	20,989	24,408

Property, manufacturing facility and equipment, net	7,449	7,466
Intangible and other non-current assets	200	226
Total Assets	€ 28,638	€ 32,100

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	€ 4,453	€ 6,251
Accounts payable to related parties	5	7
Accrued expenses and other current liabilities	1,739	2,135
Deferred revenues	163	34
Current maturities of long-term debt	409	390
Total Current Liabilities	6,769	8,817

Long-term debt, net of current maturities	1,135	1,108
Termination indemnities	384	312
Total Liabilities	8,288	10,237

Share capital (no par value; 19,656,317 shares authorized as of December 31, 2012 and March 31, 2013; 15,038,483 and 15,074,133 shares issued and outstanding at December 31, 2012 and March 31, 2013, respectively)	112,421	113,141
Accumulated deficit	(92,071)	(91,278)
Total Shareholders' Equity	20,350	21,863
Total Liabilities and Shareholders' Equity	€ 28,638	€ 32,100

GENTIUM S.p.A.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended March 31,
In thousands, except share and per share amounts	2012	2013
	(unaudited)	(unaudited)
Revenues:
API product sales	€ 720	€ 1,046
NPP product sales	4,932	6,489
Total product sales	5,652	7,535
Other revenues	4	95
Other revenues from related party	--	470
Total Revenues	€ 5,656	€ 8,100

Operating costs and expenses:
Cost of goods sold	825	730
Research and development	2,174	3,358
General and administrative	1,805	1,975
Sales and marketing	1,207	979
Charges from related parties	52	48
Depreciation and amortization	246	254
	6,309	7,344
Operating income/(loss)	€ (653)	€ 756

Foreign currency exchange gain/(loss), net	(57)	13
Interest income, net	40	39
Pre-tax income/(loss)	€ (670)	€ 808

Income tax expense:
Income tax expense	(238)	(14)
Net income/(loss)	€ (908)	€ 794

Net income/(loss) per share:
Basic	€ (0.06)	€ 0.05
Diluted	€ (0.06)	€ 0.05
Weighted average shares used to compute net income/(loss) per share:
Basic	14,989,839	15,066,128
Diluted	14,989,839	15,855,507

GENTIUM S.p.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2012	2013
	(unaudited)	(unaudited)
Cash Flows From Operating Activities:
Net income/(loss)	€ (908)	€ 794
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Unrealized foreign exchange gain/(loss), net	63	(3)
Release of inventory reserve	--	(173)
Depreciation and amortization	357	368
Stock based compensation	413	503
Provision for income taxes	238	14
Changes in operating assets and liabilities:
Accounts receivable	443	(959)
Inventories	(371)	(510)
Prepaid expenses and other current and non-current assets	(259)	(843)
Accounts payable, other accrued expenses and income tax payables	698	1,792
Deferred revenues	34	(129)
Termination indemnities	5	(72)
Net cash provided by operating activities	€ 713	€ 782

Cash Flows From Investing Activities:
Capital expenditures	(35)	(104)
Net cash used in investing activities	€ (35)	€ (104)

Cash Flows From Financing Activities:
Repayments of long-term debt	(83)	(46)
Proceeds from stock option exercise, net	184	216
Principal payment of capital lease obligation	(18)	--
Net cash provided by financing activities	€ 83	€ 170

Increase in cash and cash equivalents	761	848
Effect of exchange rate on cash and cash equivalents	(67)	40
Cash and cash equivalents, beginning of period	9,990	12,485
Cash and cash equivalents, end of period	€ 10,684	€ 13,373

Explanation and Use of Non-GAAP Financial Measures

To provide investors with greater insight and a better understanding of how our management and board of directors analyze our financial performance and make operational decisions, we supplement our consolidated financial statements that are presented on a GAAP basis in this press release with the following non-GAAP financial measures: adjusted EBITDA and adjusted EBITDA per basic and diluted share.

These non-GAAP financial measures should not be considered in isolation; they are in addition to, and are not a substitution, for financial performance measures under GAAP. These non-GAAP financial measures may be different from non-GAAP measures used by other companies. Further, we may utilize other measures to illustrate performance in the future. Non-GAAP measures have limitations since they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP.

We define non-GAAP adjusted EBITDA as net income (loss) before net interest income (expense), income tax expense (benefit), depreciation and amortization expense, share based compensation expense and net unrealized foreign currency exchange gain (loss). We define non-GAAP adjusted EBITDA per basic and diluted share as non-GAAP adjusted EBITDA applicable to common shareholders divided by the weighted average basic and fully diluted shares outstanding during the period as computed in accordance with GAAP.

We use non-GAAP adjusted EBITDA:

  as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance;
  for planning purposes, including the preparation of our annual operating budget;
  to allocate resources to enhance the financial performance of our business;
  to evaluate the effectiveness of our business strategies; and
  in communications with our board of directors and investors concerning our financial performance.

We believe that non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per basic and diluted share are useful to investors in evaluating our operating performance for the following reasons:

  these and similar non-GAAP measures are widely used by investors to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired;
  securities analysts often use these and similar non-GAAP measures as supplemental measures to evaluate the overall operating performance of companies; and
  by comparing our non-GAAP adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations of interest income (expense), income tax expense (benefit), depreciation and amortization expense, share-based compensation expense and unrealized foreign currency exchange gain (loss).

We understand that, although measures similar to non-GAAP adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of the limitations of these specific non-GAAP financial measures are:

  non-GAAP adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;
  non-GAAP adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
  non-GAAP adjusted EBITDA does not reflect share-based compensation expense;
  non-GAAP adjusted EBITDA does not reflect cash requirements for income taxes;
  non-GAAP adjusted EBITDA does not reflect net interest income (expense); and
  non-GAAP adjusted EBITDA does not reflect net unrealized foreign currency exchange gain (loss).

Non-GAAP Adjusted EBITDA

The following table presents a reconciliation of non-GAAP adjusted EBITDA to net income/(loss), the most comparable GAAP measure (unaudited; in thousand):

	Three Months Ended March 31,
	2012	2013
Net income/(loss)	€ (908)	€ 794
Interest (income), net	(40)	(39)
Income tax expense	238	14
Depreciation and amortization expense	357	368
EBITDA	€ (353)	€ 1,137
Stock based compensation expense	413	503
Unrealized foreign currency exchange (gain)/loss, net	63	(3)
Non-GAAP Adjusted EBITDA	€ 123	€ 1,637

Non-GAAP Adjusted EBITDA per Basic and Diluted Share

The following tables detail how we calculate non-GAAP adjusted EBITDA per basic and diluted share and reconcile non-GAAP adjusted EBITDA per basic and diluted share to fully basic and diluted earnings per share, the most comparable GAAP measure (unaudited; in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2012	2013
Non-GAAP Adjusted EBITDA per Basic and Diluted Share

Non-GAAP adjusted EBITDA	€ 123	€ 1,637
Non-GAAP adjusted EBITDA per share:
Basic	€ 0.01	€ 0.11
Diluted	€ 0.01	€ 0.10

Weighted average shares used to compute non-GAAP adjusted EBITDA per share:
Basic	14,989,839	15,066,128
Diluted	15,498,010	15,855,507

	Three Months Ended March 31,
	2012	2013
Non-GAAP Adjusted EBITDA per Basic Share
GAAP earnings per basic share	€ (0.06)	€ 0.05
Interest (income), net	(0.00)	(0.00)
Income tax expense	0.02	0.00
Depreciation and amortization expense	0.02	0.03
EBITDA	€ (0.02)	€ 0.08
Stock compensation expense	0.03	0.03
Unrealized foreign currency exchange (gain)/loss, net	0.00	(0.00)
Non-GAAP adjusted EBITDA per basic share	€ 0.01	€ 0.11

Weighted average shares used to compute non-GAAP adjusted EBITDA per basic share	14,989,839	15,066,128
	Three Months Ended March 31,
	2012	2013
Non-GAAP Adjusted EBITDA per Diluted Share
GAAP earnings per diluted share	€ (0.06)	€ 0.05
Interest (income), net	(0.00)	(0.00)
Income tax expense	0.02	0.00
Depreciation and amortization expense	0.02	0.02
EBITDA	€ (0.02)	€ 0.07
Stock compensation expense	0.03	0.03
Unrealized foreign currency exchange (gain)/loss, net	0.00	(0.00)
Non-GAAP adjusted EBITDA per diluted share	€ 0.01	€ 0.10

Weighted average shares used to compute non-GAAP adjusted EBITDA per diluted share	15,498,010	15,855,507
CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP Finance & Chief Financial Officer
         scalabrese@gentium.it

         or
         The Trout Group
         Tricia Swanson, +1 646-378-2953
         tswanson@troutgroup.com